Transactions in the Shares of Common Stock by the Reporting Person Within the Last Sixty Days

June 2024 10b5-1 Sale Transactions

The following sales were all open market transaction executed in reliance on Rule 144 of the Securities Act of 1933, as amended:

Entity/Person	Date of Transaction	Number of Shares of Common Stock	Weighted Average Price per Share ($)
Steven Berman	12/16/2024	6,719	$136.72[1]
Steven Berman	12/16/2024	1,766	$137.26[2]
Richard N. Berman Trusts with Co-Trustees	12/16/2024	4,034	$136.72[3]
Richard N. Berman Trusts with Co-Trustees	12/16/2024	1,060	$137.26[4]
Steven Berman	12/17/2024	1,393	$133.82[5]
Steven Berman	12/17/2024	1,389	$134.55[6]
Steven Berman	12/17/2024	84	$135.87[7]
Richard N. Berman Trusts with Co-Trustees	12/17/2024	840	$133.82[8]
Richard N. Berman Trusts with Co-Trustees	12/17/2024	834	$134.55[9]
Richard N. Berman Trusts with Co-Trustees	12/17/2024	48	$135.87[10]
Steven Berman	12/18/2024	130	$135.001[11]
Richard N. Berman Trusts with Co-Trustees	12/18/2024	78	$135.001[12]
Steven Berman	12/26/2024	2,633	$135.52[13]
Richard N. Berman Trusts with Co-Trustees	12/26/2024	1578	$135.52[14]

1.   The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $136.125 to $137.123. The reporting person undertakes to provide to Dorman Products, Inc., any security holder of Dorman Products, Inc. or the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

2.   The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $137.13 to $137.35. The reporting person undertakes to provide to Dorman Products, Inc., any security holder of Dorman Products, Inc. or the Staff of

the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

3.   The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $136.125 to $137.123. The reporting person undertakes to provide to Dorman Products, Inc., any security holder of Dorman Products, Inc. or the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

4.   The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $137.13 to $137.35. The reporting person undertakes to provide to Dorman Products, Inc., any security holder of Dorman Products, Inc. or the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

5.   The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $133.3034 to $134.281. The reporting person undertakes to provide to Dorman Products, Inc., any security holder of Dorman Products, Inc. or the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

6.   The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $134.31 to $135.275. The reporting person undertakes to provide to Dorman Products, Inc., any security holder of Dorman Products, Inc. or the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

7.   The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $135.59 to $136.03. The reporting person undertakes to provide to Dorman Products, Inc., any security holder of Dorman Products, Inc. or the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

8.   The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $ 133.3034 to $ 134.281. The reporting person undertakes to provide to Dorman Products, Inc., any security holder of Dorman Products, Inc. or the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

9.   The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $ 134.31 to $ 135.275. The reporting person undertakes to provide to Dorman Products, Inc., any security holder of Dorman Products, Inc. or the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

10.   The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $ 135.59 to $ 136.063. The reporting person undertakes to provide to Dorman Products, Inc., any security holder of Dorman Products, Inc. or the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

11.   The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $135.000 to $135.060. The reporting person undertakes to provide to Dorman Products, Inc., any security holder of Dorman Products, Inc. or the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

12.   The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $135.000 to $135.060. The reporting person undertakes to provide to Dorman Products, Inc., any security holder of Dorman Products, Inc. or the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

13.   The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $132.505 to $132.66. The reporting person undertakes to provide to Dorman Products, Inc., any security holder of Dorman Products, Inc. or the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

14.   The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $132.505 to $132.66. The reporting person undertakes to provide to Dorman Products, Inc., any security holder of Dorman Products, Inc. or the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

CRUT Transfers

On December 23, 2024, the Steven L. Berman Charitable Remainder Trust, a charitable remainder trust of which the Reporting Person is a trustee and of which the Reporting Person and his wife are beneficiaries (the "CRUT") distributed to the Reporting Person 1,970 shares of common stock in satisfaction of an annual distribution obligation.

On December 23, 2024, the CRUT gifted to the Steven and Ilene Berman Family Foundation dated December 22, 2001, of which the Reporting Person is a co-trustee (the "Family Foundation"). The gift represents the final distribution on termination of the CRUT.

Gifts by Reporting Person

On December 26, 2024, the Reporting Person gifted 29,300 shares to the Family Foundation.

On December 26, 2025, the Reporting Person gifted 900 shares to family members.